UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-40368

SAI.TECH GLOBAL CORPORATION

(Exact name of Registrant as specified in its charter)

#01-05 Pearl’s Hill Terrace

Singapore, 168976

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. ☐

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release Dated December 8, 2022 – SAI.TECH Global Corporation Announces Unaudited Financial Results for the Six Months Ended June 30, 2022

99.2	Unaudited Consolidated Financial Statements for the Six Months Ended June 30, 2022

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this report on its behalf.

SAI.TECH Global Corporation

	By:	/s/ Risheng Li
Date: December 8, 2022	Name:	Risheng Li
	Title:	Chief Executive Officer

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